To the Audit Committee of the Board of Directors of Fund for Government Investors:

We have examined management's assertion about
Fund for Government Investors' (the Fund) compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 (the Act) as of October 13,
1999, included in the accompanying Management
Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of
1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October
13, 1999, and with respect to agreement of security purchases and sales, for the period from July 19, 1999, the date of our last examination, through October 13, 1999:

* Confirmation of all securities held by Rushmore Trust and Savings, FSB (Rushmore
Trust) in book entry form for the account of the Fund;

* Confirmation from Rushmore Trust that the securities held for the account of the Fund were held for the account of Rushmore Trust by the Federal Reserve Book Entry System
(the Fed), as agent for Rushmore Trust;

* Confirmation with the Fed of all securities held by the Fed in book entry form for the account of Rushmore Trust;

* Confirmation with brokers that all purchases and sales outstanding were in agreement with the Fund's records;

* Reconciliation of all such securities to the books and records of Rushmore Trust and the Fund;

* Agreement of selected security purchases and security sales since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Fund for Government Investors was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of
1940 as of October 13, 1999 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Fund for Government
Investors, the Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



Deloitte & Touche LLP
Princeton, New Jersey
October 26, 1999






Management Statement Regarding
Compliance with
Certain Provisions of the Investment
Company Act of 1940


We, as members of management of Fund for Government Investors (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management
Investment Companies," of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
We have performed an evaluation of the Fund's compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of October 13, 1999 and from July 19, 1999 (the date of Deloitte &
Touche LLP's last examination) through October
13, 1999.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October
13, 1999 and from July 19, 1999 (the date of
Deloitte & Touche LLP's last examination) through October 13, 1999, with respect to securities reflected in the investment accounts of Fund for Government Investors.



Daniel L. O'Connor
Chairman



Timothy N. Coakley
Vice President